SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Amendment No. 2

HUBBELL INCORPORATED

(Name of Issuer)

HUBBELL INCORPORATED

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

443510102

(CUSIP Number of Class of Securities)

An-Ping Hsieh, Esq.

Vice President, General Counsel

Hubbell Incorporated

40 Waterview Drive

Shelton, CT 06484

(475) 882-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Joshua R. Cammaker, Esq.

Wachtell, Lipton, Rosen & Katz

52 West 52nd Street

New York, New York 10019

(212) 403-1000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$783,408,405.80	$78,889.23

* Set forth the amount on which the filing fee is calculated and state how it was determined.

* Value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $78,889.23 was determined by multiplying 0.0001007 by the aggregate value of the Class A Common Stock to be reclassified in the Reclassification. The aggregate value was calculated as the sum of the product of (a) 7,167,506 outstanding shares of Class A Common Stock as of October 13, 2015 to be reclassified in the Reclassification, multiplied by $109.30, the market value of the Class A Common Stock, established by the average of the high and low prices reported by the NYSE as of October 20, 2015.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:  $691,541.64

Form or Registration No.:  333-206898

Filing Party:  Hubbell Incorporated

Date Filed:  September 11, 2015

Introduction

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by Hubbell Incorporated (the “Company”).

On August 24, 2015, the Company announced a proposed Reclassification of the Company’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.01 per share (the “Class B Common Stock”). By virtue of the effectiveness of the filing of the Reclassification Amendments with the Connecticut Secretary of the State (the time of such effectiveness, the “Effective Time”) (i) each holder of Class A Common Stock as of immediately prior to the Effective Time will become entitled to receive cash in the amount of $28.00 (the “Class A Cash Consideration”) for each share of Class A Common Stock held, and (ii) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time and each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time will be reclassified into one share of common stock of the Company, par value $0.01 per share (the “Common Stock”), having one vote upon all matters brought before a meeting of the Company’s shareholders (the “Reclassification”). Thereafter, each share of Class A Common Stock and Class B Common Stock outstanding immediately prior to the Effective Time will continue in existence as a share of Common Stock which, immediately following the Effective Time, will be the sole class of the Company’s common stock issued and outstanding. In evaluating the Reclassification, the board of directors of the Company (the “Board of Directors”) received opinions from its financial advisors, Morgan Stanley & Co. LLC and Centerview Partners LLC.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC Amendment No. 3 to its registration statement on Form S-4, initially filed with the SEC on September 11, 2015, which includes a preliminary proxy statement/prospectus relating to the Reclassification (the “Proxy Statement/Prospectus”). Approval of the Reclassification requires (i) the vote of the holders of the Class A Common Stock, voting as a separate voting group, (ii) the vote of the holders of the Class B Common Stock, voting as a separate voting group, and (iii) the vote of the holders of the Class A Common Stock and the holders of the Class B Common Stock, voting together as a single voting group, in each case, in which the votes cast by such holders in favor of the Reclassification exceed the votes cast by such holders against the Reclassification. A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1).

In support of the Reclassification, on August 23, 2015, the Company entered into the Reclassification Agreement with Bessemer Trust Company, N.A. (the “Trustee”), in its capacity as the trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust (collectively, the “Trusts”). The Trustee has agreed to vote all of the Trust Shares, representing approximately 49% of the voting power of outstanding Class A Common Stock and approximately 36% of the combined total voting power of outstanding Class A Common Stock and Class B Common Stock, in favor of the Reclassification. In addition, the Company and the Trustee have entered into an Irrevocable Proxy, dated as of August 23, 2015 (the “Irrevocable Proxy”). Copies of the Reclassification Agreement and the Proxy Agreement are attached included as Annexes B and C to the Proxy Statement/Prospectus, respectively.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. As of the date hereof, the Proxy Statement/Prospectus is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement/Prospectus.

Information contained or incorporated by reference in this Transaction Statement regarding the Trustee and the Trusts has been provided by the Trustee.

The filing of this Transaction Statement shall not be construed as an admission that the Company is “controlled” by any person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name, and the address and telephone number of its principal executive offices are as follows:

Hubbell Incorporated

40 Waterview Drive

Shelton, CT 06484

(475) 882-4000

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY—The Reclassification”

“THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

“VOTING RIGHTS AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(c) - (d) Trading Market and Price; Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET PRICES AND DIVIDEND INFORMATION”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. Not applicable

Item 3. Identity and Background of Filing Person

(a) Name and Address. Hubbell Incorporated, the filing person, is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“ADDITIONAL INFORMATION”

“SUMMARY—The Company”

“SPECIAL FACTORS—The Company”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“ADDITIONAL INFORMATION”

“SUMMARY—The Company”

“SPECIAL FACTORS—The Company”

(c) Business and Background of Natural Persons. Not applicable.

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—The Reclassification”

“SPECIAL FACTORS—Structure of the Reclassification”

“SPECIAL FACTORS—Amendments to the Restated Certificate of Incorporation”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

“SPECIAL FACTORS—Conditions to the Company’s Obligation to Consummate the Reclassification”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“SPECIAL FACTORS—Certain Effects of the Reclassification”

“SPECIAL FACTORS—Source of Funds; Expenses and Fees”

“THE SPECIAL MEETING—Required Vote”

“DESCRIPTION OF CAPITAL STOCK AFTER THE RECLASSIFICATION”

“COMPARISON OF SHAREHOLDER RIGHTS”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“THE RECLASSIFICATION AGREEMENT”

“ANNEX A—Form of Amended and Restated Certificate of Incorporation of Hubbell Incorporated”

“ANNEX B—The Reclassification Agreement”

“ANNEX C—Irrevocable Proxy”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—The Reclassification Agreement”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“SPECIAL FACTORS—Other Considerations”

“THE RECLASSIFICATION AGREEMENT”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY—No Appraisal Rights”

“SPECIAL FACTORS—No Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Other Considerations”

(f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“SUMMARY—NYSE Listing”

“SPECIAL FACTORS—Certain Effects of the Reclassification”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. Not applicable.

(b) - (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—The Reclassification”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

“THE RECLASSIFICATION AGREEMENT”

“ANNEX B—Reclassification Agreement”

“ANNEX C—Irrevocable Proxy”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—The Reclassification”

“SPECIAL FACTORS—Structure of the Reclassification”

“SPECIAL FACTORS—Amendments to the Restated Certificate of Incorporation”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Conditions to the Company’s Obligation to Consummate the Reclassification”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“THE SPECIAL MEETING—Required Vote”

“THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

“THE RECLASSIFICATION AGREEMENT”

“VOTING RIGHTS AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“ANNEX A—Proposed Amended and Restated Certificate of Incorporation”

“ANNEX B—Reclassification Agreement”

“ANNEX C—Irrevocable Proxy”

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. Not applicable.

(c)(1) - (8) Plans. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—The Reclassification”

“SPECIAL FACTORS—Structure of the Reclassification”

“SPECIAL FACTORS—Amendments to the Restated Certificate of Incorporation”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Conditions to the Company’s Obligation to Consummate the Reclassification”

“SPECIAL FACTORS—Certain Effects of the Reclassification”

“SPECIAL FACTORS—No Appraisal Rights”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“SPECIAL FACTORS—Source of Funds; Expenses and Fees”

“SPECIAL FACTORS—Other Considerations”

“THE SPECIAL MEETING—Required Vote”

“THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

“THE RECLASSIFICATION AGREEMENT”

“VOTING RIGHTS AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“ANNEX A—Proposed Amended and Restated Certificate of Incorporation”

“ANNEX B—Reclassification Agreement”

“ANNEX C—Irrevocable Proxy”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—The Reclassification”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“THE RECLASSIFICATION AGREEMENT”

(b) Alternatives. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

(c) Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—The Reclassification”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Certain Effects of the Reclassification”

(d) Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—The Reclassification”

“SPECIAL FACTORS—Amendments to the Restated Certificate of Incorporation”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Certain Effects of the Reclassification”

“SPECIAL FACTORS—No Appraisal Rights”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“SPECIAL FACTORS—Source of Funds; Expenses and Fees”

“DESCRIPTION OF CAPITAL STOCK AFTER THE RECLASSIFICATION”

“COMPARISON OF SHAREHOLDER RIGHTS”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“ANNEX A—Form of Amended and Restated Certificate of Incorporation of Hubbell Incorporated”

Item 8. Fairness of the Transaction

(a) - (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—The Reclassification”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“SPECIAL FACTORS—Opinion of Centerview Partners LLC”

“VOTING RIGHTS AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“Annex D – Fairness Opinion of Morgan Stanley & Co. LLC”

“Annex E – Fairness Opinion of Centerview Partners LLC”

The presentations dated July 28, 2015, August 6, 2015, August 14, 2015 and August 23, 2015, each prepared by Morgan Stanley & Co. LLC and reviewed by the Board of Directors or the Ad Hoc Committee of the Company, as applicable, are attached hereto as Exhibits (c)(3) through (c)(7) and are incorporated by reference herein.

The presentations dated August 14, 2015 and August 23, 2015, each prepared by Centerview Partners LLC and reviewed by the Board of Directors or the Ad Hoc Committee of the Company, as applicable, are attached hereto as Exhibits (c)(8) and (c)(9) and are incorporated by reference herein.

The materials filed as Exhibits (c)(3) through (c)(9) to this Transaction Statement include projected financial information. The projections were not prepared with a view to public disclosure and are included in this Transaction Statement only because such information was contained in certain presentations by Morgan Stanley & Co. LLC and Centerview Partners LLC, copies of which are filed as exhibits hereto. The projections were not prepared with a view to compliance with published guidelines of the SEC regarding projections or guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the Company’s certified public accountant has not examined, compiled or otherwise applied procedures to the projections included in the presentation filed as Exhibits (c)(3) through (c)(9) to this Transaction Statement and, accordingly, assumes no responsibility for, and expresses no opinion on, them.

While considered reasonable by management at the time they were prepared, such projected financial information reflects numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Company’s business and the factors listed in the Proxy Statement/Prospectus under the heading entitled “Risk Factors,” as well as the risk factors set out in the Company’s public disclosure documents incorporated by reference in the Proxy Statement/Prospectus, all of which are difficult to predict and many of which are beyond the Company’s control. The information contained in the projected financial information was based on assumptions that were accurate at the time of preparation, but which may no longer be accurate. In addition, since the projected financial information covers multiple years, such information by its nature becomes less predictive with each successive year.

The Company has not updated and does not intend to update or otherwise revise the projected financial information or underlying assumptions to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which such projections were based are shown to be in error. Furthermore, the Company does not intend to update or revise the projected financial information to reflect changes in general economic or industry conditions. Accordingly, no undue reliance should be placed on any such assumptions or projections.

(c) Approval of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—The Special Meeting”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“THE SPECIAL MEETING—Record Date; Stock Entitled to Vote”

“THE SPECIAL MEETING—Required Vote”

“THE SPECIAL MEETING—Quorum”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Other Considerations”

“THE RECLASSIFICATION AGREEMENT”

(e) Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“THE SPECIAL MEETING— Recommendation of the Board of Directors”

“THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

“VOTING RIGHTS AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) - (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—The Reclassification”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“SPECIAL FACTORS—Opinion of Centerview Partners LLC”

“WHERE YOU CAN FIND MORE INFORMATION”

“ANNEX D—Fairness Opinion of Morgan Stanley & Co. LLC”

“ANNEX E—Fairness Opinion of Centerview Partners LLC”

The presentations dated July 28, 2015, August 6, 2015, August 14, 2015 and August 23, 2015, each prepared by Morgan Stanley & Co. LLC and reviewed by the Board of Directors or the Ad Hoc Committee of the Company, as applicable, are attached hereto as Exhibits (c)(3) through (c)(7) and are incorporated by reference herein.

The presentations dated August 14, 2015 and August 23, 2015, each prepared by Centerview Partners LLC and reviewed by the Board of Directors or the Ad Hoc Committee of the Company, as applicable, are attached hereto as Exhibits (c)(8) and (c)(9) and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Class A Common Stock or any representative of any such interested holder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) - (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Source of Funds; Expenses and Fees”

(c) Expenses. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Source of Funds; Expenses and Fees”

“THE RECLASSIFICATION AGREEMENT—Payments and Expenses”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“VOTING RIGHTS AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b) Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—The Reclassification”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“SPECIAL FACTORS—Opinion of Centerview Partners LLC”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

“THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

“THE SPECIAL MEETING—Solicitation of Proxies”

“ANNEX D—Fairness Opinion of Morgan Stanley & Co. LLC”

“ANNEX E—Fairness Opinion of Centerview Partners LLC”

(e) Recommendations of Others. Not applicable.

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL FINANCIAL DATA”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION—Unaudited Pro Forma Condensed Consolidated Statement of Income”

“UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION—Unaudited Pro Forma Condensed Consolidated Balance Sheet”

(c) Summary information. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL FINANCIAL DATA—Ratio of Earnings to Fixed Charges”

“SELECTED HISTORICAL FINANCIAL DATA—Book value per share”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) - (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“SPECIAL FACTORS—Source of Funds; Expenses and Fees”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE RECLASSIFICATION AGREEMENT—Payments and Expenses”

Item 15. Additional Information

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The entirety of the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(i)	Preliminary Proxy Statement/Prospectus of Hubbell Incorporated (incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-4 of Hubbell Incorporated filed with the Securities and Exchange Commission concurrently with this Transaction Statement).

(a)(ii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(iii)	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(iv)	Press Release of Hubbell Incorporated, dated August 24, 2015, relating to the Reclassification (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Hubbell Incorporated filed with the Securities and Exchange Commission on August 24, 2015).

(a)(v)	Message from the Chairman, President and Chief Executive Officer, distributed to employees of Hubbell Incorporated on August 24, 2015 (filed with the Securities and Exchange Commission on August 24, 2015 by Hubbell Incorporated pursuant to Rule 425 under the Securities Act).

(a)(vi)	Presentation by Hubbell Incorporated, dated August 24, 2015, relating to the Reclassification (filed with the Securities and Exchange Commission on August 24, 2015 by Hubbell Incorporated pursuant to Rule 425 under the Securities Act).

(a)(vii)	Form of Proxy for Hubbell Incorporated Class A Common Stock (incorporated herein by reference to Exhibit 99.1 to Amendment No. 2 to the Registration Statement on Form S-4 of Hubbell Incorporated filed with the Securities and Exchange Commission on November 16, 2015)

(a)(viii)	Form of Proxy for Hubbell Incorporated Class B Common Stock (incorporated herein by reference to Exhibit 99.2 to Amendment No. 2 to the Registration Statement on Form S-4 of Hubbell Incorporated filed with the Securities and Exchange Commission on November 16, 2015)

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated August 23, 2015 (incorporated herein by reference to Annex D of the Proxy Statement/Prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 of Hubbell Incorporated filed with the Securities and Exchange Commission concurrently with this Transaction Statement).

(c)(2)	Opinion of Centerview Partners LLC, August 23, 2015 (incorporated herein by reference to Annex E of the Proxy Statement/Prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 of Hubbell Incorporated filed with the Securities and Exchange Commission concurrently with this Transaction Statement).

(c)(3)	Discussion Materials presented by Morgan Stanley & Co. LLC to the Board of Directors of the Company, dated August 23, 2015.*

(c)(4)	Discussion Materials presented by Morgan Stanley & Co. LLC to the Board of Directors of the Company, dated August 14, 2015.*

(c)(5)	Discussion Materials presented by Morgan Stanley & Co. LLC to the Board of Directors of the Company, dated August 14, 2015.*

(c)(6)	Discussion Materials presented by Morgan Stanley & Co. LLC to the Ad Hoc Committee of the Board of Directors of the Company, dated August 6, 2015.*

(c)(7)	Discussion Materials presented by Morgan Stanley & Co. LLC to the Ad Hoc Committee of the Board of Directors of the Company, dated July 28, 2015.*

(c)(8)	Presentation by Centerview Partners LLC to the Board of Directors of the Company, dated August 23, 2015.*

(c)(9)	Presentation by Centerview Partners LLC to the Board of Directors of the Company, dated August 14, 2015.*

(d)(1)	Reclassification Agreement, dated as of August 23, 2015, by and between Hubbell Incorporated and Bessemer Trust Company, N.A. in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust (incorporated herein by reference to Annex B of the Statement/Prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 of Hubbell Incorporated filed with the Securities and Exchange Commission concurrently with this Transaction Statement).

(d)(2)	Irrevocable Proxy, dated as of August 23, 2015, by and between Hubbell Incorporated and Bessemer Trust Company, N.A. in its capacity as trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust (incorporated herein by reference to Annex C of the Statement/Prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 of Hubbell Incorporated filed with the Securities and Exchange Commission concurrently with this Transaction Statement).

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 19, 2015

HUBBELL INCORPORATED

By:	/s/ An-Ping Hsieh
	Name:	An-Ping Hsieh
	Title:	Vice President and General Counsel